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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 000-31121
CUSIP NUMBER 05379X 20 8

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Avistar Communications Corporation
Full Name of Registrant

Former Name if Applicable

555 Twin Dolphin Drive, Suite 360
Address of Principal Executive Office (Street and Number)

Redwood Shores, CA 94065
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Avistar Communications Corporation (the “Registrant”) was unable to file its Form 10-K for the fiscal year ended December 31, 2005, without unreasonable effort or expense, because the Registrant is in discussions with the staff of the Securities and Exchange Commission (the "SEC") regarding the SEC’s comments to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "2004 10-K").  On September 2, 2005, the Registrant received a comment letter from the Division of Corporate Finance at the SEC regarding its 2004 10-K, which comments included, among others, questions regarding the Registrant’s accounting for the proceeds of its November 2004 settlement and cross-license with Polycom, Inc.  The Registrant responded to such comments on September 23, 2005.  The SEC sent additional written questions to the Registrant on December 22, 2005, to which the Registrant responded on January 17, 2006.  Subsequently, the SEC requested a conference call with the Registrant and its independent registered public accountants, which was conducted on March 7, 2006.  During that conference call, the SEC requested additional information explaining the basis for the Registrant's accounting for the proceeds of its settlement and cross-license with Polycom, Inc.  The Registrant provided the additional requested information to the SEC on March 21, 2006 and discussions with the SEC staff are ongoing.  There can be no assurance that the SEC's review is complete or that the SEC will not require changes to the 2004 10-K.  The filing of the Registrant’s Annual Report on Form 10-K for its fiscal year ended December 31, 2005 has been delayed due to the fact that the Registrant is unable to complete the audit of its financial statements for its 2005 fiscal year until the SEC's comments are resolved.

The Registrant currently anticipates that it will be able to file its Form 10-K within the additional 15-day period specified in Rule
12b-25(b)(2)(ii).

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert J. Habig	(650)	610-2900
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

On April 21, 2005, the Registrant issued a press release discussing its financial performance for the first quarter of 2005.  The filing of a Current Report on Form 8-K regarding this press release was inadvertently delayed until May 3, 2005.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On January 26, 2006, the Registrant furnished a Form 8-K to the Securities and Exchange Commission incorporating a press release that announced the Registrant’s financial results for the quarter and fiscal year ended December 31, 2005.  Avistar reported revenue for the three months ended December 31, 2005 of $2.9 million, compared to revenue of $2.9 million for the three months ended September 30, 2005 and $2.3 million for the three months ended December 31, 2004. Avistar reported a net loss of $2.1 million, or $.06 per basic and diluted share, for the three months ended December 31, 2005. Avistar reported net losses of $1.4 million, or $.04 per basic and diluted share, for the three months ended September 30, 2005 and $2.1 million, or $.06 per basic and diluted share, for the three months ended December 31, 2004.

The previously announced financial results are subject to change in the event that the SEC concludes that the proceeds of the settlement and cross-license with Polycom, Inc. should have been accounted for differently.  A reasonable estimate of the quantitative impact of any changes is not possible until the Registrant has concluded its discussions with the SEC.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including statements regarding the Registrant’s financial results for the fourth quarter and fiscal year ended December 31, 2005 and the Registrant’s ability to complete its 10-K filing within the 15-day extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ significantly from such estimates. The risks include, but are not limited to, adjustments resulting from the completion by the Registrant’s independent registered public accountants of their audit of the Registrant’s financial statements for the year ended December 31, 2005; and the ongoing review by the Securities and Exchange Commission of the Registrant’s Annual Report for the year ended December 31, 2004, which may result in further changes to the Registrant’s historical financial results and accounting practices. Other risks are set forth in the section entitled “Risk Factors” under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2005.

Avistar Communications Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2006	By	/s/ Robert J. Habig
Robert J. Habig
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).